Exhibit (a)(1)(i)

Cover Letter to Offer to Purchase and Letter of Transmittal

IF YOU DO NOT WANT TO SELL YOUR SHARES OF BENEFICIAL INTEREST AT THIS TIME,
PLEASE DISREGARD THIS NOTICE. THIS IS SOLELY NOTIFICATION OF THE FUND’S TENDER
OFFER.

Innovation Access Fund

350 Madison Avenue

20th Floor

New York, NY 10017

July 27, 2026

Dear Innovation Access Fund Shareholder:

We are writing to inform you of important dates relating to a tender offer by Innovation Access Fund (the “Fund”). The Fund is offering to purchase up to 4% of the Fund’s shares of beneficial interests (including fractions thereof) (“Shares”) outstanding as of June 30, 2026, pursuant to tenders by shareholders of the Fund (“Shareholders”) at a price equal to the net asset value of such Shares as of September 30, 2026.

If you are not interested in having the Fund repurchase some or all of your Shares valued as of September 30, 2026, please disregard this notice and take no action. Shareholders are not required to participate in this tender offer and no action on your part is required if you are not interested in participating.

The tender offer period will begin on July 27, 2026 and, unless the offer is extended, will expire at the end of the day on August 26, 2026, at 12:00 midnight, Eastern Time, at which point the tender offer will expire. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund. Shares may be tendered to the Fund for purchase only during one of the Fund’s announced tender offers.

Should you wish to tender all or some of your Shares for purchase by the Fund during this tender offer period you should submit your request through your financial advisor. Please complete, sign and return the enclosed Letter of Transmittal (or such other form or evidence of your intention to participate in this tender offer, as may be determined in the sole discretion of your financial advisor) so that it is received by your financial advisor no later than 12:00 midnight, Eastern Time, on August 26, 2026. The Letter of Transmittal (or such other form or evidence of your intention to participate in this tender offer, as may be determined in the sole discretion of your financial advisor) must be returned to your financial advisor only. Letter of Transmittal Forms should NOT be sent directly to the Fund.

No action is required if you are not interested in tendering your Shares for repurchase.

All requests to tender Shares must be received by your financial advisor in good order by 12:00 midnight, Eastern Time, on August 26, 2026.

If you have any questions about tendering your Shares, please contact your financial advisor or refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer.

Sincerely,

Innovation Access Fund